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NEWS RELEASE                                                        EXHIBIT 99.3

For further information contact:

Kerry J. Chauvin                                         Joseph "Duke" Gallagher
Chief Executive Officer                                  Chief Financial Officer
(504) 872-2100                                                    (504) 872-2100

FOR IMMEDIATE RELEASE
THURSDAY, APRIL 29, 1999


                         GULF ISLAND FABRICATION, INC.
                         REPORTS FIRST QUARTER EARNINGS

          Houma, LA -- Gulf Island Fabrication, Inc. (NASDAQ: GIFI) today reported net income of $1.9 million ($.17 diluted EPS) on revenue of $30.3 million for its first quarter ended March 31, 1999, compared to net income of $4.2 million ($.36 diluted EPS) on revenue of $46.9 million for the first quarter ended March 31, 1998.

At March 31, 1999, the company had a revenue backlog of $57.6 million and a labor backlog of approximately 900 thousand man-hours remaining to work.

          Mr. Kerry J. Chauvin, Gulf Island's President and C.E.O. stated, "The slowdown in the oil and gas industry has brought our revenues and margins down to levels about where they were in the first quarter of 1997. We continue to take the necessary steps to maintain our strong balance sheet. With the previous investment in labor saving equipment and under-roof fabrication area, the company is poised to maintain its competitive position and capitalize on the expected future increase in demand for our products and services, especially in the deep water regions."

          Gulf Island Fabrication, Inc., based in Houma, Louisiana, is a leading fabricator of offshore drilling and production platforms and other specialized structures used in the development and production of offshore oil and gas reserves. The Company also offers offshore interconnect pipe hook-up, inshore marine construction, manufacture and repair of pressure vessels, steel warehousing and sales, and the fabrication of offshore living quarters.
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                                                                    EXHIBIT 99.3

                         GULF ISLAND FABRICATION, INC.
                 CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
                     (in thousands, except per share data)

                                                    Three Months
                                                   Ended March 31,
                                               ----------------------
                                                1999            1998
                                               -------        -------
Revenue                                        $30,329        $46,914
Cost of revenue                                 26,103         38,603
                                               -------        -------
Gross profit                                     4,226          8,311
General and administrative expenses              1,282          1,614
                                               -------        -------
Operating income                                 2,944          6,697
Other expense (income):
  Interest expense                                  21             42
  Interest income                                 (101)           (67)
  Other - net                                      (49)             -
                                               -------        -------
                                                  (129)           (25)
                                               -------        -------
Income before income taxes                       3,073          6,722
Income taxes                                     1,148          2,489
                                               -------        -------
Net income                                     $ 1,925        $ 4,233
                                               =======        =======
Per share data:
  Basic earnings per share                       $0.17          $0.36
                                               =======        =======
  Diluted earnings per share(1)                  $0.17          $0.36
                                               =======        =======
Weighted-average shares                         11,638         11,612
                                               =======        =======
Adjusted weighted-average shares(1)             11,656         11,717
                                               =======        =======
Depreciation and amortization
  included in expense above                    $ 1,201        $   993
                                               =======        =======

(1) The calculation of diluted earnings per share assumes that all stock options are exercised and that the assumed proceeds are used to purchase shares at the average market price for the period.